Exhibit 99.1
B&B Air (NYSE: FLY) J.P. Morgan Aviation, Transportation & Defense Conference March 10, 2010

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for Babcock & Brown Air Limited's future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the company's Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on March 8, 2010. The company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise. Unless otherwise stated, all information regarding B&B Air's aircraft portfolio and leases in this presentation is as of December 31, 2009.

About B&B Air Global lessor of commercial jet aircraft 62 modern, fuel-efficient, high demand aircraft, mainly popular, narrow body types 7.3 year average aircraft age Diversified group of lessees 36 airlines in 19 countries 4.8 year remaining average lease term Focused on maximizing shareholder value Strong performance from portfolio with 98% utilization in 2009 Generating significant free cash, $96 million unrestricted at end of 2009, growing monthly Repurchased both equity and debt at highly accretive levels Maintained dividend Strong 2009 results Net income of $89.1 million, EPS of $2.89 (2008:$1.44) Available Cash Flow (1) of $125.8 million, $4.08 per share (2008:$4.15) Paid dividend of $0.80 per share (19.6% of Available Cash Flow) Purchased $169.4 million of securitized debt (20.5% of outstanding) for $82.1 million (48.5% of par value) Repurchased 3.3 million shares at average of $4.68 per share Managed and serviced by BBAM Over 20 years experience in aircraft leasing and financing World's fifth largest aircraft lease manager (1) For a definition of Available Cash Flow and a reconciliation to net income, see slide 8 in this presentation.

Geographic Diversity - 36 Lessees (3) Modern Fleet, Diversified Customer Base, Long Lease Maturities Notes: The B737 Classic and the B757 count each include one freighter. One A330, one B747, one B767 and one B777. Based upon percent of the book value of aircraft and geographic location of lessees. 4. Of the nine aircraft with leases expiring in 2010, subsequent to December 31, 2009, one lease has been extended beyond 2010, one aircraft has been released under a four-year lease, and one aircraft is under contract to be sold at lease expiry Modern Fleet - 7.3 Yr Average Age Modern Fleet - 7.3 Yr Average Age A320 Family 27 B737 Next Generation 16 B737 Classic (1) 3 B757 (1) 12 Wide Body (2) 4 Total 62 % Narrowbody (3) 86% Long Leases - 4.8 Yr Remaining Lease Term (4) '18 '17 '16 '15 '14 '13 '12 '11 '10 4 6 9 14 5 6 5 4 9 Europe Asia Africa Latin & S. America Asia Europe North America Developing 11 22.9 2 8 2.1 34.3 19.8 Developed

Nine aircraft lease expiries in 2010 BBAM has made and is making good progress on the 2010 re-marketings: One aircraft has been released under a four-year lease One lease has been extended past 2010 One aircraft is under a forward sale agreement Two leases are likely to be extended with the same lessee The remaining four aircraft are subject to discussions with lessees and buyers 2010 Remarketing Breakdown

Grown contracted annualized rentals by 39%, from $153 million to $213 million Acquired 17 aircraft for nearly $700 million Sold two aircraft, generating surpluses to net book value, free cash and debt reduction Increased number of lessees by 24% to 36 airlines Further diversified global footprint of lessees Capital Markets Disruptions provided better opportunities in 2009 Purchases of debt and equity generated greater shareholder value Growth and Investments since IPO in September 2007 Contracted Annualized Rentals (mm) Number of Aircraft IPO 12/31/2009 153 213 39% IPO 12/31/2009 47 62 32% IPO 12/31/2009 29 36 24% Number of Lessees

2009 Financial Results SG&A largely fixed and scalable, 6.9% of total revenue in 2009 Servicing fees predictable - largely based on a fixed percentage of lease revenues Interest rates hedged, margins fixed

B&B Air defines Available Cash Flow ("ACF") as net income plus depreciation, amortization of lease incentives and debt issue costs, and deferred income taxes. In addition, gain on purchases of notes payable is excluded from ACF. B&B Air's definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air's ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air's operating performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income 2009 dividends declared were 19.6% of ACF

Selected Balance Sheet Information Despite significant investments in the business and dividends paid, unrestricted cash increased by $39.2 million, and grows monthly Notes payable reduced by $169.4 million (20.5%) $32.3 million credit facility to leverage the purchase of notes payable

Shareholder Enhancement Initiatives Dividends in 2009 Paid four quarterly dividends of $0.20 per share, $0.80 in total Equity Repurchase Program since June 2008 Repurchased 3.3 million (~10%) shares at $4.68 average price $15.6 million spent, $14.4 million remaining in program As of December 31, 2009, there were 30.3 million shares outstanding Debt Repurchases in 2009 Repurchased $169.4 million principal amount of securitization notes for $82.1 million Average price of 48.5% of par Represents 20.5% of total securitization notes outstanding Secured a $32.3 million facility to fund a portion of the purchased notes payable Significant reduction in future refinancing risk Option Sale in Q1 2010 B&B Air owned an option on $50 million face value of securitization notes at 48% of face value Sold option this quarter at 73% of face value Gain of 25% of face value - cash gain of $12.5 million

Strategy for Success Buy Well Manage Actively Focus on Shareholder Value Don't overpay Focus on widely used aircraft with global user base Follow airline users on standardized models, don't gamble on new types 86% of B&B Air's portfolio is modern, fuel-efficient, narrow body aircraft B&B Air's portfolio has performed strongly in a tough environment Firm on lease terms: security package, maintenance, return conditions Extend leases prior to expiration to avoid remarketing in a down market Stringent maintenance supervision Convert or reconfigure aircraft for re-lease or sale Sell aircraft if the price is right B&B Air had a 98% utilization rate in 2009, generating strong cash flows B&B Air's experienced team is focused on active aircraft management Repurchased ~10% of shares outstanding at IPO at an average of $4.68 per share Repurchased $169.4 million of debt at a deep discount - value) Sold option on notes payable for a gain of $12.5 million (over $0.40 per share) Total of $0.80 in dividends paid in 2009 B&B Air looks for value in every part of its business

Current Financing and Financing Outlook Committed Financing Outlook BBAM has 20 years of experience and relationships in aircraft finance community B&B Air's debt has no near-term bullet maturities Aircraft finance markets beginning to show signs of recovery Bank market is still open Capital markets conditions have improved $828 m securitization Effectively reduced to $658.7 m Minimal amortization until August 2012 Low margin; hedged interest rates No refinancing obligation $595 m outstanding in aircraft acquisition facility Balloon-style maturity starting in November 2012 Low margins, hedged interest rates Securitization No current interest coverage ratio or appraised value tests that could cause the securitization to default Debt Service Coverage Ratio (DSCR): From July 2010 - July 2012, required to maintain a DSCR of 1.8 : 1; failure to do so triggers amortization Facility is non-recourse Aircraft Acquisition Facility Interest Coverage Ratio: Monthly interest coverage ratio must be at least 1.1 : 1, and a rolling 3-month interest coverage ratio of at least 1.25 : 1. B&B Air is well within this covenant Loan to Value Test: Combined Tranche A + B debt drawn cannot be greater than 85% of asset value + cash collateral + 1/2 of qualifying maintenance reserves Facility is non-recourse Key B&B Air Financial Covenants

Aircraft Leasing Industry Update Signs that the sector is in the early stages of a recovery Airlines focusing less on retirements and more on growing capacity and renewing their existing leases Lease rates have stabilized, and in some instances, increased off the bottom Leasing companies are benefiting from lower interest rates Strongest demand is coming from the emerging markets However, there is still the possibility of more financial distress in the sector High oil prices could negatively impact airline profitability, as seen in 2008 The uncertainty around some of the larger lessors may slow any significant increase in lease rates and prices Airline industry has proven resilient to tough times Since 1959 global air traffic has grown at an average annual rate of 5.1% (1) Since 1959 there has been traffic growth in all but five years: (1) 1991 as a result of first Gulf War 2001 and 2002 as a result of 9/11, SARS and the second Gulf War 2008 and 2009 as a result of massive fuel price increases (2008) and economic recession (2008 & 2009) There are opportunities for B&B Air Potential buying opportunities due to liquidity-driven sales by motivated sellers Opportunities for further share repurchases Airline Monitor, July 2009 and January 2010.

Worldwide Demand for Air Travel Source: The Airline Monitor, July 2009. Historical and Forecast World Traffic (RPMs) Average Annual Percent Rate of Change: 1991-2000 5.6% 2001-2010 3.1% 2011-2020 6.2% 2021-2030 5.8% Market recovery is expected in 2011 Demand remains soft for international and business / premium travel Increased traffic in the 2011-2020 period will largely be driven by the Asian markets China is expected to grow by an annual average of 10.2% through 2020 Gulf War / Recession 9/11 Attacks Global Recession

BBAM - Overview BBAM is the world's fifth-largest manager of leased commercial jet aircraft Established in 1991 to provide management and remarketing services to global aircraft investors Leading Aircraft Lessors Source: AirFinance Journal, August 2009. Fleet Value ($bn) ILFC GECAS CIT RBS BBAM ACG BOC AWAS AerCap Aircastle East 51.9 51 8.6 8 7.7 6.8 5.9 5 4.2 3.8

BBAM - Global, Full Service Platform More than 80 employees in nine offices with coverage of all our target regions Dedicated in-house professional staff providing a comprehensive platform: Origination & Re-Marketing Technical Services Finance, Contracts & Investor Reporting Corporate Finance & Capital Markets Advisory Tokyo London Dubai Greenwich San Francisco Dublin Legal New York Cayman Islands Incline

BBAM - Deep and Broad Industry Relationships

- Relationships at every level with airlines, manufacturers and other lessors
- 85 current lessees
- Active relationships with airlines worldwide
- Has also been an advisor to major airlines and manufacturers (Singapore Airlines, United, Delta, American, Airbus, GE, UT and others)

Aer Lingus
Aeris
Aeroflot-Nord
Aerolineas Argentinas
Aeromexico
Aeromexpress
AeroSvit Airlines
Aigle Azur
Air Anatolia
Air Asia
Air Baltic
Air Berlin
Air Burkina
Air Canada
Air China
Air Espana
Air Europa
Air Europe
Air France-KLM
Air Holland
Air Jamaica
Air Moldova
Air One
Air Pacific
Air Tara
All Nippon Airways
Allegiant Air
America West Airlines
Arkia Israeli Airlines
Asiana Airlines
ATA Airlines
Atlant Soyuz
AtlasJet
Austral
Avianca
Avolar Aerolineas
Batavia

Birgenair
Blue Panorama
BMI Baby
BMI British Midland
Braathens
Britannia (Sweden)
Britannia (UK)
British Airways
Brussels Airlines
Burlington
BWIA
Caledonian Airways
Canada 3000
Canadian Airlines
CargoJet Airways
Carnival Airlines
Cathay Pacific
CCM
Chang'an Airlines
China Southern Airlines
China Xinjiang Airlines
Clickair
Corendon Airlines
Czech Airlines
DHL
Donavia (aka Aeroflot-Don)
Donbassaero Airlines
Eastar
easyJet
El Al Israel Airlines
Emirates Airlines
Ethiopian Airlines
Eurobelgian Airlines
Europe Airpost
Express Net Airlines
Falcon Air
FastAir

FEAT
Finnair Oyj
First Choice Airways
Flightlease
FlyDubai
FTi
Futura Interntl Airways
Garuda Indonesia
GB Airways
Georgian Airways
Go Fly Limited
GOL Transportes
Gulf Air
Hainan Airlines
HapagFly
Hokkaido International
Iberia
Iberworld Airlines
Icelandair
Indian Airlines
Istanbul Airlines
Jeju Air
Jet Lite (India) Limited
Jetstar Pacific Airlines
Kaliningrad Airlines
KD Avia
Kingfisher Airlines
Korean Air
LTU
Ladeco
Lan Chile
Lithuanian Airlines
Luxair
Maersk
Malev Hungarian Airlines
Meridiana
Mexicana

Monarch Airlines
My Travel Airways
My Way Airlines
MyAir
Nordeste
Norwegian Air Shuttle
Oman Air
Omni Air
Orbi-Georgian Airways
Pacific Airlines
Pegasus Airways
Philippine Airlines
Portugalia
RAK Airways
Royal Air Maroc
Royal Airways India
Royal Aviation
Royal Brunei Airlines
Ryanair
Sahara Airlines
Scandinavian Airlines
Shanghai Airlines Cargo
Singapore Airlines
Sky Airlines
Skymark Airlines
Skynet Airlines
Slovak Airlines
Sobelair
South African Airways
Southwest Airlines
Spanair
SpiceJet Limited
Sundowner Oklahoma City LLC
Sun Express
Sunwing Airlines
Swiss International Air Lines
TACA

Taimyr Airlines
TAM
Tarom
TAP Air Portugal
TAT European Airlines
TEA Italia
Thomas Cook Airlines
Thomson Airways
THY Turkish Airlines
Tiger Airways
Titan Airways
Tower Air
Trans World Airlines
Transaero Airlines
Transavia Airlines
Transavia France
Transbrasil
Travel Servis
TUI AG
United Air Lines
Ural Airlines
US Airways
Varig Logistica
Virgin America
Virgin Atlantic
Virgin Blue Airlines
Virgin Express
Volaris Airlines
VRG Linhas Aereas
Vueling Airlines
Western Pacific Airlines
Westjet Airlines
World Airways
XL Airways
Yakutia Air
Yunnan Airlines

BABCOCK & BROWN
AIR LIMITED

Note: Current lessees are highlighted in ochre.

17

B&B Air - Summary of Investment Highlights Young High Quality Fleet 62 modern, fuel-efficient and popular aircraft 7.3 year weighted average fleet age 86% narrow body B&B Air's aircraft are likely to remain in strong demand Stable, Diversified Revenues Stable rentals from 36 lessees in 19 countries 4.8 year weighted average remaining lease term $213 million annualized lease rentals All aircraft under lease as of December 31, 2009 Achievable marketing targets in 2010 B&B Air has strong cash flows Attractive Financing $853 million aircraft securitization paid down to $828 million from aircraft sales A further $169.4 million repurchased at a steep discount $595 million outstanding under a three year term loan on attractive terms No significant principal repayments until 2012 No unfunded commitments, minimal amortization Supportive lender group B&B Air is in a stable financial position

B&B Air - Summary of Investment Highlights (continued) Potential for Growth $96.0 million unrestricted cash at December 31, 2009, growing monthly Aircraft finance markets are showing signs of recovery Contacts, experience and skills to arrange accretive acquisitions B&B Air has the ability to grow further Strong, Experienced Management BBAM is the world's fifth-largest aircraft lease manager BBAM has nearly 20 years of origination and asset management success BBAM manages a large portfolio on lease to a broad spread of global airlines B&B Air is managed by an experienced team Airline Industry Conditions Provide Opportunities Airlines need fuel-efficient aircraft to combat difficult market conditions to maintain profitability Aircraft manufacturers may cut back on production rates Shortages of capital for airlines' committed aircraft purchases B&B Air can source attractive opportunities

B&B Air - Summary of Investment Highlights (continued) Shareholder Value Enhancement Shareholder enhancement activities supported by strong cash flow Repurchased ~10% of shares outstanding at an average of $4.68 per share Purchased $169.4 million of debt at 48.5% of face value Sold option on additional notes payable resulting in a $12.5 million cash gain B&B Air's focus is on maximizing shareholder value B&B Air Represents Good Value 2009 EPS of $2.89 2009 ACF per share of $4.08 2009 dividend of $0.80 per share December 31, 2009 unrestricted cash of over $3 per share Q1, 2009 debt option sale represents pre tax EPS of over $0.40 After a strong 2009, B&B Air has started 2010 well

B&B Air (NYSE: FLY) Investor Relations Contact: Matt Dallas +1 212-796-3918 Matt.Dallas@babcockbrown.com